SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2011

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Material Fact Announcement dated December 30, 2011

MATERIAL FACT ANNOUNCEMENT

Further to the material fact announcement of 28 December 2011 (registration number 155822) and in relation to the offer to repurchase preference shares (Participaciones Preferentes Serie X) and to subscribe the capital increase addressed to acceptors of the same (the “Repurchase Offer” and the “Capital Increase”, respectively), Banco Santander gives notice that it has, as at today’s date, acquired the 77,743,969 preference shares that have accepted the Repurchase Offer. Furthermore, the holders of those preference shares have fully paid up the 341,802,171 shares subscribed by them. Santander Finance Capital, S.A.U., issuer of the preference shares, has agreed to redeem the preference shares acquired.

Also as at today’s date, the relevant deed of capital increase has been granted and registered with the Commercial Registry of Cantabria.

As indicated in the securities note of the Capital Increase, it is envisaged that the new shares will be admitted to trading on the four Spanish Stock Exchanges and on the continuous market (Sistema de Interconexión Bursatil) on 3 January 2012, such that their ordinary trading in Spain shall commence on 4 January 2012. Banco Santander will also apply for the admission to listing of the new shares on the remaining foreign Stock Exchanges where it is currently listed.

The new shareholders will, as of today’s date, be entitled to all of the rights pertaining to the shares of Banco Santander and, in particular, will have the right to participate in the programme “Santander Dividendo Elección” which shall apply on the usual payment dates of the third interim dividend, the timetable for which was announced via material fact announcement on 22 November 2011 (registration number 153,588).

Boadilla del Monte (Madrid), 30 December 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: December 30, 2011	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President